UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45791E107

(CUSIP Number)

John Lambrech

W Capital Partners III, L.P.

400 Park Avenue, Suite 910

New York, NY 10022

(212) 561-5240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45791E107

1.	Names of Reporting Person W Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,291,435 shares of Class A common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,291,435 shares of Class A common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,291,435 shares of Class A common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Robert Migliorino, David Wachter and Stephen Wertheimer, the managing members of W Capital Partners III, LP, exercise shared voting and dispositive control over such shares. The managing members disclaim beneficial ownership of all shares held by W Capital Partners III, LP except to the extent of their pecuniary interest therein. .

(2)

The percentage is based on 58,873,840 shares of Class A Common Stock outstanding as of December 12, 2022, as reported by the Issuer in its Form 10-Q, filed on December 19, 2022. It does not give effect to the 65,196,419 shares of Class V Common Stock outstanding as of December 12, 2022, as reported by the Issuer in its Form 10-Q, filed on December 19, 2022. When giving effect to the Issuer’s outstanding Class V Common Stock, the Reporting Persons’ percentage ownership would be 5.9%.

CUSIP No. 45791E107

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) and (b) See Items 7-11 and 13 of the cover page of this Statement and Item 2 above.

(c) The Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement.

(e) Not applicable.

CUSIP No. 45791E107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2023

W Capital Partners III, LP

By: WCP GP III, LP its General Partner

By: WCP GP III, LLC its General Partner

By:	/s/ John Lambrech
John Lambrech, Chief Financial Officer